August 28, 2019

Sherif Foda
Chief Executive Officer
National Energy Services Reunited Corp.
777 Post Oak Blvd., Suite 730
Houston, TX 77056

       Re: National Energy Services Reunited Corp.
           Registration Statement on Form F-3
           Filed August 23, 2019
           File No. 333-233422

Dear Mr. Foda:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
Resources
cc:    William B. Nelson